Exhibit 99.1

MINISO Group Announces Results of Annual General Meeting

GUANGZHOU, China, June 20, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO,” “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that all the proposed resolutions submitted for shareholder approval set out in the notice of its annual general meeting were duly adopted at the meeting held in Hong Kong today.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039